EXHIBIT 99.1

Unaudited Attributed Financial Information for Fidelity National Financial Group Tracking Stock

The following tables present our assets, liabilities, revenues, expenses and cash flows that are attributed to our FNF core business, known as FNF Group (“we,” or “our,”). The financial information in this Exhibit should be read in conjunction with our unaudited condensed consolidated financial statements for the period ended June 30, 2017 included in this Quarterly Report on Form 10-Q.
FNF Group is comprised of three operating segments as follows:
Title
This segment consists of the operations of our title insurance underwriters and related businesses. This segment provides core title insurance and escrow and other title-related services including trust activities, trustee sales guarantees, recordings and reconveyances, and home warranty products. This segment also includes our transaction services business, which includes other title-related services used in the production and management of mortgage loans, including mortgage loans that experience default.
Black Knight
This segment consists of the operations of Black Knight, which, through leading software systems and information solutions, provides mission critical technology and data and analytics services that facilitate and automate many of the business processes across the life cycle of a mortgage.
FNF Group Corporate and Other
This segment consists of the operations of the parent holding company, certain other unallocated corporate overhead expenses, and other real estate operations.
We have adopted certain expense allocation policies, each of which are reflected in the attributed financial information of the FNF Group and the FNFV Group (see Exhibit 99.2). In general, corporate overhead is allocated to each group based upon the use of services by that group where practicable. Corporate overhead primarily includes costs of personnel and employee benefits, legal, accounting and auditing, insurance, investor relations and stockholder services and services related to FNF’s board of directors. We allocate in a similar manner a portion of costs of administrative shared services, such as information technology services. Where determinations based on use alone are not practical, we use other methods and criteria that we believe are equitable and that provide a reasonable estimate of the cost attributable to each group.
Notwithstanding the following attribution of assets, liabilities, revenue, expenses and cash flows to FNF Group, Fidelity National Financial, Inc.'s ("FNF, Inc.") tracking stock structure does not affect the ownership or the respective legal title to FNF Inc.'s assets or responsibility for FNF, Inc.'s liabilities. FNF, Inc. and its subsidiaries are each responsible for their respective liabilities. Holders of FNF Group common stock are subject to risks associated with an investment in FNF, Inc. and all of its businesses, assets and liabilities. See "Item 1A. Risk Factors - Risks Relating to the Ownership of Our FNFV Group Common Stock due to our Tracking Stock Capitalization" in our Annual Report on Form 10-K for the year ended December 31, 2016 for further discussion of risks associated with our tracking stock structure.

FIDELITY NATIONAL FINANCIAL GROUP
Balance Sheet Information
(In millions, except share data)

	June 30, 2017	December 31, 2016
	(Unaudited)
ASSETS
Investments:
Fixed maturity securities available for sale, at fair value, at June 30, 2017 and December 31, 2016 includes pledged fixed maturity securities of $351 and $332, respectively, related to secured trust deposits	$2,156	$2,407
Preferred stock available for sale, at fair value	323	315
Equity securities available for sale, at fair value	423	386
Investments in unconsolidated affiliates	165	150
Other long-term investments	40	42
Short-term investments, at June 30, 2017 and December 31, 2016 includes short-term investments of $19 and $212, respectively, related to secured trust deposits	313	486
Total investments	3,420	3,786
Cash and cash equivalents, at June 30, 2017 and December 31, 2016 includes $537 and $331, respectively, of pledged cash related to secured trust deposits	1,285	1,179
Trade and notes receivables, net of allowance of $23 and $26 at June 30, 2017 and December 31, 2016, respectively	510	479
Due from affiliates	21	17
Goodwill	4,906	4,859
Prepaid expenses and other assets	623	588
Capitalized software, net	549	564
Other intangible assets, net	775	831
Title plant	395	395
Property and equipment, net	364	365
Total assets	$12,848	$13,063

LIABILITIES AND EQUITY
Liabilities:
Accounts payable and other accrued liabilities	$861	$993
Income taxes payable	196	47
Deferred revenue	245	228
Reserve for title claim losses	1,492	1,487
Secured trust deposits	892	860
Notes payable	2,320	2,513
Deferred tax liability	709	725
Total liabilities	6,715	6,853
Commitments and Contingencies:
Redeemable non-controlling interest by 21% minority holder of ServiceLink Holdings, LLC	344	344
Equity:
FNF Group common stock, $0.0001 par value; authorized 487,000,000 shares as of June 30, 2017 and December 31, 2016; outstanding of 272,833,047 and 272,205,261 as of June 30, 2017 and December 31, 2016, respectively, and issued of 285,670,733 and 285,041,900 as of June 30, 2017 and December 31, 2016, respectively	—	—
Additional paid-in capital	3,471	3,685
Retained earnings	1,901	1,791
Accumulated other comprehensive earnings	98	55
Less: treasury stock, 12,837,686 and 12,836,639 shares as of June 30, 2017 and December 31, 2016, respectively	(451)	(451)
Total Fidelity National Financial Group shareholders’ equity	5,019	5,080
Noncontrolling interests	770	786
Total equity	5,789	5,866
Total liabilities, redeemable noncontrolling interest and equity	$12,848	$13,063

See Notes to Unaudited Attributed Financial Information for FNF Group Tracking Stock

FIDELITY NATIONAL FINANCIAL GROUP
Statements of Earnings Information
(In millions, except per share data)

	Three months ended June 30,		Six months ended June 30,

	2017	2016	2017	2016
	(Unaudited)		(Unaudited)
Revenues:
Direct title insurance premiums	$575	$540	$1,040	$962
Agency title insurance premiums	726	691	1,309	1,221
Escrow, title-related and other fees	966	867	1,785	1,608
Interest and investment income	33	36	61	65
Realized gains and losses, net	(12)	—	(18)	(3)
Total revenues	2,288	2,134	4,177	3,853
Expenses:
Personnel costs	723	667	1,392	1,281
Agent commissions	558	526	1,004	928
Other operating expenses	529	465	964	870
Depreciation and amortization	94	87	190	172
Claim loss expense	65	68	117	120
Interest expense	26	32	57	63
Total expenses	1,995	1,845	3,724	3,434
Earnings from continuing operations before income taxes and equity in losses of unconsolidated affiliates	293	289	453	419
Income tax expense	113	98	193	148
Earnings from continuing operations before equity in earnings of unconsolidated affiliates	180	191	260	271
Equity in earnings of unconsolidated affiliates	2	3	4	6
Net earnings	182	194	264	277
Less: Net earnings attributable to non-controlling interests	7	7	18	17
Net earnings attributable to FNF Group common shareholders	$175	$187	$246	$260

Earnings Per Share
Basic
Net earnings per share attributable to FNF Group common shareholders	$0.65	$0.69	$0.91	$0.95
Diluted
Net earnings per share attributable to FNF Group common shareholders	$0.63	$0.67	$0.88	$0.93

Weighted average shares outstanding FNF Group common stock, basic basis	271	272	271	273
Weighted average shares outstanding FNF Group common stock, diluted basis	277	281	278	281

See Notes to Unaudited Attributed Financial Information for FNF Group Tracking Stock

FIDELITY NATIONAL FINANCIAL GROUP
Statement of Cash Flows Information
(In millions)

	Six months ended June 30,

	2017	2016
	(Unaudited)
Cash flows from operating activities:
Net earnings	$264	$277
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	190	172
Equity in earnings of unconsolidated affiliates	(4)	(6)
Loss on sales of investments and other assets, net	16	—
Impairment of assets	2	3
Stock-based compensation cost	21	25
Changes in assets and liabilities, net of effects from acquisitions:
Net change in pledged cash, pledged investments, and secured trust deposits	—	3
Net increase in trade receivables	(31)	(30)
Net increase in prepaid expenses and other assets	(56)	(47)
Net decrease in accounts payable, accrued liabilities, deferred revenue and other	(120)	(61)
Net increase in reserve for title claim losses	5	7
Net change in amount due from affiliates	(4)	(5)
Net change in income taxes	106	11
Net cash provided by operating activities	389	349
Cash flows from investing activities:
Proceeds from sales of investment securities available for sale	169	165
Proceeds from calls and maturities of investment securities available for sale	283	215
Proceeds from the sale of cost method and other investments	14	—
Additions to property and equipment and capitalized software	(72)	(153)
Purchases of investment securities available for sale	(179)	(350)
Net (purchases of) proceeds from short-term investment securities	(20)	212
Contributions to investments in unconsolidated affiliates	(46)	(62)
Distributions from investments in unconsolidated affiliates	43	39
Net other investing activities	(2)	6
Acquisition of eLynx Holdings, Inc., net of cash acquired	—	(115)
Other acquisitions/disposals of businesses, net of cash acquired	(63)	(60)
Net cash provided by (used in) investing activities	127	(103)
Cash flows from financing activities:
Borrowings	702	55
Debt service payments	(897)	(96)
Black Knight treasury stock repurchases of BKFS stock	(47)	—
Equity portion of debt conversions paid in cash	(243)	—
Dividends paid	(136)	(115)
Subsidiary dividends paid to non-controlling interest shareholders	(4)	(3)
Exercise of stock options	16	12
Payment of contingent consideration for prior period acquisitions	(7)	(2)
Purchases of treasury stock	—	(146)
Net cash used in financing activities	(616)	(295)
Net decrease in cash and cash equivalents, excluding pledged cash related to secured trust deposits	(100)	(49)
Cash and cash equivalents, excluding pledged cash related to secured trust deposits at beginning of period	848	641
Cash and cash equivalents, excluding pledged cash related to secured trust deposits at end of period	$748	$592
See Notes to Unaudited Attributed Financial Information for FNF Group Tracking Stock

Notes to Unaudited Attributed Financial Information for Fidelity National Financial Group Tracking Stock
Period Ended June 30, 2017
(unaudited)
Note A.    Basis of Presentation
Description of the Business
FNF Group is a leading provider of (i) title insurance, escrow and other title-related services, including trust activities, trustee sales guarantees, recordings and reconveyances and home warranty products and (ii) technology and transaction services to the real estate and mortgage industries. FNF Group is the nation’s largest title insurance company operating through its title insurance underwriters - Fidelity National Title Insurance Company, Chicago Title Insurance Company, Commonwealth Land Title Insurance Company, Alamo Title Insurance and National Title Insurance of New York Inc. - which collectively issue more title insurance policies than any other title company in the United States. Through our subsidiary ServiceLink Holdings, LLC ("ServiceLink"), we provide mortgage transaction services including title-related services and facilitation of production and management of mortgage loans. FNF Group also provides industry-leading mortgage technology solutions, including MSP®, the leading residential mortgage servicing technology platform in the U.S., through its majority-owned subsidiary, Black Knight Financial Services, Inc. ("Black Knight").
Recent Developments
On June 28, 2017, we signed a definitive agreement to acquire a majority ownership stake in Title Guaranty of Hawaii ("Title Guaranty").  Title Guaranty will continue to be closely aligned with Chicago Title as it formally becomes part of the FNF title company family. Founded in 1896, Title Guaranty is the oldest title insurance company in the state of Hawaii and is a leading provider of title and escrow services, with more than 300 employees in branches statewide providing title insurance and real estate closing services.  Closing is contingent on regulatory clearance and is expected in the third quarter of 2017.
On May 24, 2017, we entered into certain equity commitment letters (the “Equity Commitment Letters”) with CF Corporation, a Cayman Islands exempted company (“CFCOU”), relating to its plan of merger (the "Merger" or “Merger Agreement”), dated May 24, 2017, among CFCOU, Fidelity & Guaranty Life, a Delaware corporation (“FGL”), and the other parties thereto. Pursuant to the Equity Commitment Letters, the Company has committed (the "FNF Commitment"), on the terms and subject to the conditions set forth therein, at the closing under the Merger Agreement, to purchase, or cause the purchase of, equity of CFCOU for an aggregate cash purchase price equal to $235 million plus up to an aggregate of $195 million to offset any redemptions of CFCOU’s ordinary shares made in connection with its shareholder vote to approve the transaction. The cash purchase price of $235 million includes: (i) $135 million of ordinary shares of CF Corporation for $10.00 per share, and (ii) $100 million of preferred shares, plus additional amounts, if any, pursuant to the Company’s commitment to offset a portion of the redemptions of CF Corporation’s ordinary shares, if any, and warrants. Additionally, the Company has committed, on the terms and subject to the conditions set forth therein, at the Closing, to purchase, or cause the purchase of, equity of CF Corporation for an aggregate cash purchase price equal to two-thirds (2/3) of the aggregate amount, if any, not funded by one or more purchasers under the forward purchase agreements between CF Corporation, CF Capital Growth, LLC and the counterparties thereto at or prior to the closing of the Merger, up to an aggregate amount of $200 million.
As consideration for the FNF Commitment and the agreements of the Company under the Equity Commitment Letters, the Company also entered into a fee letter agreement with CF Corporation, dated May 24, 2017, pursuant to which CF Corporation has agreed to pay to the Company the following fees at the closing of the Merger: (i) the original issue discount of $2 million in respect of the preferred shares; (ii) a commitment fee of $3 million; (iii) penny warrants convertible, in the aggregate, for 1.2% of CF Corporation’s ordinary shares (on a fully diluted basis); and (iv) if, and to the extent, any amount of the preferred equity under the Company’s backstop commitment is funded (the “Backstop Equity”), (x) a funding fee of 0.5% of the amount of the Backstop Equity that is funded, and (y) penny warrants attached to the Backstop Equity that are convertible, in the aggregate, for the result of (1) the proportion of the Backstop Equity that is funded, and (2) 1.5% of CF Corporation’s ordinary shares (on a fully diluted basis). The Merger is expected to close in the fourth quarter of 2017, subject to the approval of the shareholders of CF Corp. and FGL, and receipt of required regulatory approvals and other customary closing conditions. In addition to the Equity Commitment Letters, the Company currently holds $37 million equity securities of CFCOU as of June 30, 2017. The Company’s non-executive Chairman, William P. Foley, II, is also the Co-Executive Chairman of CF Corporation.
On May 22, 2017, FNF Group completed its acquisition of Hudson & Marshall, LLC. ("H&M"), a full-service auction company and one of the nation's top real estate and property auction providers, for $53 million. FNF and H&M expect to partner to further enhance the services FNF can provide to its lender, servicer and real estate agent relationships.  Additionally, H&M will be powering ServiceLink Auction, a new, results-driven, full-service auction platform that will be fully integrated with ServiceLink's suite of products and technologies.
On May 3, 2017, our Board of Directors adopted a resolution to increase the size of our Board of Directors to thirteen and elected Heather H. Murren to serve on our Board of Directors. Ms. Murren will serve in Class I of our Board of Directors, and her term will expire at the annual meeting of our shareholders to be held in 2018. At this time, Ms. Murren has not been appointed to any committee of our Board.
In the first quarter of 2017 regulatory approval was received for three of the Company’s title insurance underwriters, Fidelity National Title Insurance Company, Chicago Title Insurance Company and Commonwealth Land Title Insurance Company, to redomesticate from their existing states of domicile to Florida (the "Redomestication") effective March 1, 2017. In conjunction with the Redomestication, the Company received a special dividend from these title insurance underwriters of $280 million on March 15, 2017.
On December 7, 2016, we announced that our Board of Directors approved a tax-free plan (the "Plan") whereby (1) we intend to distribute all 83.3 million shares of Black Knight Financial Services Inc. common stock that we currently own to FNF Group shareholders and (2) we intend to redeem all FNFV shares in exchange for shares of common stock of FNFV.  Following the distributions, FNF, FNFV and Black Knight will each be independent, fully-distributed, publicly-traded common stocks, with FNF and FNFV no longer being tracking stocks. On May 10, 2017 we received the private letter ruling from the Internal Revenue Service ("IRS") approving certain aspects relating to the Plan. The Plan is subject to the filing and acceptance of a registration statement for both the Black Knight and FNFV transactions with the Securities and Exchange Commission, Black Knight and FNFV shareholder approvals and other customary closing conditions. The closing of the tax-free distributions of Black Knight and FNFV are not dependent on one another and will occur separately when the aforementioned closing conditions are met. The closing of the distributions is expected by the end of the third quarter of 2017.
Earnings Per Share
Included in the calculation of diluted earnings per share are convertible senior notes (the “Notes”) issued on August 2, 2011 by Fidelity National Financial, Inc.  Under the terms of the indenture, if converted, a portion of the settlement may include shares of FNFV common stock.  As the debt is the obligation of FNF Group, if FNF were to settle a portion of the Notes with FNFV common stock, FNF Group would reimburse FNFV Group for the shares issued upon settlement.